Exhibit 99.3

Algonquin Power & Utilities Corp. Announces Date for Annual Meeting of Shareholders

OAKVILLE, ON, March 28, 2013 /CNW/—Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced the date of the annual meeting of its shareholders.

Meeting Details:

Date: Tuesday, April 23, 2013

Time: 4:00 p.m. Eastern Time

Location: Holiday Inn & Suites @ Bronte, 2525 Wyecroft Road, Oakville, Ontario, L6L 6P8

The Notice of Meeting and Management Information Circular outlining the matters to be addressed at the meeting have been mailed to shareholders, filed on SEDAR, and are available in the Documents and Filings section of the Investor Centre on Algonquin Power & Utilities Corp.‘s website.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.0 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 465,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 13:48e 28-MAR-13